SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2019

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                No  ☒

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1	Translation of letter to the Buenos Aires Stock Exchange dated June 24, 2019.

TRANSLATION

Buenos Aires, June 24, 2019

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Ref.: “Petersen Energía Inversora S.A.U. and Petersen Energía S.A.U. vs. República de Argentina and YPF S.A.”

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23 of Chapter VI of the ByMA Listing Regulations.

In connection with that purpose, and continuing with previous communications dated June 15, 2015, September 12, 2016, and July 10, 2018, as well as the disclosure set forth in YPF S.A.’s (“YPF” or the “Company”) Financial Statements, we write to inform you that on June 24, 2019, the Supreme Court of the United States denied the petitions for writs of certiorari filed by the Company and the Argentine Republic in the proceedings of the reference. Consequently, the prior ruling of the United States Court of Appeals for the Second Circuit, which held that the United States District Court for the Southern District of New York has jurisdiction over this judicial matter is affirmed.

The Supreme Court’s decision did not address the merits of the abovementioned complaint brought against YPF.

The Company is analyzing the Court’s decision and will use all necessary legal remedies to defend its interests in accordance with applicable legal procedures.

Yours faithfully,

Ignacio Rostagno

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: June 24, 2019	By:	/s/ Ignacio Rostagno
	Name:	Ignacio Rostagno
	Title:	Market Relations Officer